UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Higher One Holdings, Inc.

 (Name of Issuer)

Common Stock, Par Value $0.001

 (Title of Class of Securities)

42983D104

 (CUSIP Number)

Benjamin F. Cirillo

 c/o Zilkha Investments, L.P.

 152 West 57th Street, 37th Fl.

 New York, NY 10019

 (212) 333-4255

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2014

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☒     Rule 13d-1(c)
☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zilkha Partners Special Opportunities, L.P. 26-2718988

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 1,414,884

	6.	SHARED VOTING POWER* 2,561,965

	7.	SOLE DISPOSITIVE POWER 1,414,884

	8.	SHARED DISPOSITIVE POWER* 2,561,965

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,561,965

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%

12.	TYPE OF REPORTING PERSON (see instructions) OO

*Zilkha Investments, L.P. is the investment manager to Zilkha Partners Special Opportunities, L.P. and as such may exercise voting and dispositive power over these shares.

CUSIP No. 42983D104	13G	Page 3 of 7 Pages

(1)	Names of Reporting Persons Zilkha Partners, L.P. 56-2587420

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,038,092

	(6)	Shared Voting Power ** 2,561,965

	(7)	Sole Dispositive Power 1,038,092

	(8)	Shared Dispositive Power** 2,561,965

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,965

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.38%

(12)	Type of Reporting Person (See Instructions) OO

**Zilkha Investments, L.P. is the investment manager to Zilkha Partners, L.P. and as such may exercise voting and dispositive power over these shares.

CUSIP No. 42983D104	13G	Page 4 of 7 Pages

(1)	Names of Reporting Persons Zilkha Venture Partners, L.P. 94-3331390

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 108,989

	(6)	Shared Voting Power *** 2,561,965

	(7)	Sole Dispositive Power 108,989

	(8)	Shared Dispositive Power *** 2,561,965

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,965

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.38%

(12)	Type of Reporting Person (See Instructions) OO

***Zilkha Investments, L.P. is the investment manager to Zilkha Venture Partners, L.P. and as such may exercise voting and dispositive power over these shares.

CUSIP No. 42983D104	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer Higher One Holdings, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices 115 Munson Street, New Haven, CT 06511

Item 2.

(a)

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.001 par value per share (the “Shares”).

(i)            Zilkha Partners Special Opportunities, L.P.

(ii)           Zilkha Partners, L.P.

(iii)          Zilkha Venture Partners, L.P.

(b)	Address of the Principal Office or, if none, residence The address of the Principal Office for all Reporting Persons is: 152 West 57th Street, 37th Fl. New York, NY 10019

(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 42983D104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 42983D104	13G	Page 6 of 7 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ¨.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.  Notice of Dissolution of Group.

 Not Applicable.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42983D104	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/22/2014
Date

/s/ Donald E. Zilkha
Donald E. Zilkha, General Partner